EXHIBIT 12
DELPHI CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	YEAR ENDED DECEMBER 31,
	2005	2004	2003	2002	2001
	(dollars in millions)
(Loss) income before income taxes, minority interest, and equity income	$(2,442)	$(722)	$(116)	$437	$(664)
Cash dividends received from non-consolidated affiliates and other	21	3	(21)	(7)	1
Portion of rentals deemed to be interest	61	63	53	51	48
Interest and related charges on debt	318	232	211	210	250

Earnings available for fixed charges	$(2,042)	$(424)	$127	$691	$(365)

Fixed charges:
Portion of rentals deemed to be interest	$61	$63	$53	$51	$48
Interest and related charges on debt	318	232	211	210	250

Total fixed charges	$379	$295	$264	$261	$298

Ratio of earnings to fixed charges	N/A	N/A	N/A	2.6	N/A

     Fixed charges exceeded earnings by $2,421 million, $719 million, $137 million and $663 million for the years ended December 31, 2005, 2004, 2003 and 2001, respectively resulting in a ratio of less than one.